Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024

In this report, as used herein, and unless the context suggests otherwise, the terms “Zeta,” “Company,” “we,” “us” or “ours” refer to the combined business of Zeta Network Group, its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended June 30, 2025 filed with the Securities and Exchange Commission on November 12, 2025 (the “2025 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2025 Form 20-F under “Item 1A. Risk Factors” or in other parts of the 2025 Form 20-F.

Results of Operations

The tables in the following discussion summarize our unaudited condensed consolidated statements of operations for the periods indicated. This information should be read together with our unaudited condensed consolidated financial statements included elsewhere in this Report on Form 6-K. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

For the six months Ended December 31, 2025, vs December 31, 2024

	For the Six Months Ended December 31,
				Percentage
	2025	2024	Change	Change
Revenue	$16,896,588	$-	$16,896,588	100%
Cost of revenue	17,838,314	-	$17,838,314	100%
Gross loss	(941,726)	-	$(941,726)	(100)%
Selling, general and administrative expenses	(2,683,949)	(1,425,822)	$1,258,127	88%
Stock compensation expense	(646,328)	(1,671,472)	$(1,025,144)	(61)%
Impairment loss of long-lived assets	(8,580,000)	-	$8,580,000	100%
Loss from operations	(12,852,003)	(3,097,294)	$9,754,709	315%
Total other expense, net	(84,249,737)	(1,879,508)	$82,370,229	4,383%
Loss before provision for income taxes	(97,101,740)	(4,976,802)	$92,124,938	1,850%
Provision for income taxes	-	-	$-	-%
Net loss from continuing operations	(97,101,740)	(4,976,802)	$92,124,938	1,851%
Net loss from discontinued operations, net of income taxes	(8,621)	(17,842,076)	$(17,833,455)	(100)%
Net loss	(97,110,361)	(22,818,878)	$74,291,483	326%
Foreign currency translation adjustment	-	5	$(5)	(100)%
Comprehensive loss	$(97,110,361)	$(22,818,873)	$74,291,488	326%

Revenue. Revenue for the six months ended December 31, 2025, increased by 100% to approximately $16.9 million as compared to nil for the six months ended December 31, 2024. During the six months ended December 31, 2025, we continued our cryptocurrency mining business and generated approximately $16.9 million cryptocurrency mining revenue.  There was no revenue for the six months ended December 31, 2024.

Cost of Revenue. Cost of revenue for the six months ended December 31, 2025 increased by 100% to approximately $17.8 million as compared to $0 for the six months ended December 31, 2024. Our cost of cryptocurrency mining revenue was approximately $17.8 million for the six months ended December 31, 2025. There was no cost of revenue for the six months ended December 31, 2024.

Gross Loss. We had a gross loss of approximately $0.9 million for the crypto mining during the six months ended December 31, 2025. There was no gross profit for the six months ended December 31, 2024. The gross loss incurred for the six months ended December 31, 2025, resulted from our cryptocurrency mining revenue (measured at fair value) based on current market conditions being lower than our operational expenses, which included electricity, hosting, and mining equipment depreciation.

Selling, General and Administrative Expenses. Selling, general and administrative expenses mainly consist of office rent and expenses, costs associated with staff and support personnel who manage our business activities, and professional fees paid to third parties. We incurred selling, general and administrative expenses of approximately $2.7 million for the six months ended December 31, 2025, as compared to approximately $1.4 million for the six months ended December 31, 2024, an increase of approximately $1.3 million.

The increase was primarily due to approximately $0.4 million increase in payroll and approximately $0.9 million increase in professional fees as we had several equity financing activities and the disposal of Color Star DMCC (“DMCC”) transaction during the six months ended December 31, 2025.

Stock Compensation Expenses. Stock compensation expenses were approximately $0.6 million for the six months ended December 31, 2025, as compared to approximately $1.7 million for the six months ended December 31, 2024. The decrease was mainly due to the decrease of stock price for the six months ended December 31, 2025, during which we issued stock granted to our management and employees with a lower fair value in the six months ended December 31, 2025 as compared to the same period in 2024.

Impairment loss of long-lived assets. Impairment loss of long-lived assets was $8.6 million for the six months ended December 31, 2025, as compared to approximately $0 for the six months ended December 31, 2024. During the six months ended December 31, 2025, we determined our mining equipment would no longer generate sufficient undiscounted future cash flows to recover its carrying value. Accordingly, we wrote down the carrying amount of the mining equipment to its estimated fair value of approximately 17.7 million, resulting in approximately $8.6 million impairment charge.

Loss from Operations. We incurred losses from operations of approximately $12.9 million and approximately $3.1 million for the six months ended December 31, 2025, and 2024, respectively. The increase of approximately $9.8 million in losses was primarily due to the reasons previously discussed.

Total Other Expense, Net. Our total other expense, net, consists of interest income, amortization of debt issuance costs, impairment of cryptocurrency and finance expense. We had a total other expense, net, of approximately $84.2 million and $1.9 million for the six months ended December 31, 2025, and 2024, respectively. The increase of other expenses was primarily due to (i) the increase in finance expense of approximately $26.7 million in connection with the convertible notes issued in January 2025 that we were required to issue additional principal balance to the convertible notes holders, the term loan agreement entered into in July 2025, and the settlement for financing costs related to August and October 2025 financing activities with a third party, (ii) the impairment of cryptocurrency of approximately $55.8 million due to the decreased in the fair value of SolvBTC we held during the six months ended December 31, 2025, and (iii) the decrease in interest income of approximately $0.6 million as we earned interest income from a short-term third party loan during the six months ended December 31, 2024, with no comparable income in the current period.

Provision for Income Taxes. We did not incur income tax expense for the six months ended December 31, 2025, and 2024 as we had operating losses.

Net Loss from Continuing Operations. We incurred a net loss from continuing operations of approximately $97.1 million for the six months ended December 31, 2025, as compared to approximately $5.0 million for the six months ended December 31, 2024. This change was the result of the combination of the changes as discussed above.

Net Income (Loss) from Discontinued Operations. We incurred a net income from discontinued operations of approximately $9,000 for the six months ended December 31, 2025, as compared to a net loss from discontinued operations of approximately $17.8 million for the six months ended December 31, 2024. The decrease was primarily due to (i) the decrease in selling, general and administrative expenses of approximately $2.5 million due to reduced operation in preparation for the sale of DMCC, (ii) the decrease in allowance for credit losses of approximately $0.7 million due to the absence of receivables during the six months ended December 31, 2025, and (iii) the decrease of impairment loss of intangible assets of approximately $14.6 million, as the intangible assets were fully written off in the six months ended December 31, 2024, when they were no longer able to generate future cash flows.

Net Loss. We incurred a net loss of approximately $97.1 million for the six months ended December 31, 2025, as compared to approximately $22.8 million for the six months ended December 31, 2024. This change was the result of the combination of the changes as discussed above.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $1.7 million, which was held by our consolidated entities in the U.S. and Hong Kong. Although the Company reported positive working capital as of December 31, 2025, approximately $175.0 million of its current assets consisted of cryptocurrency holdings whose fair value is subject to significant market volatility, and the Company had an accumulated deficit of approximately $352.3 million as of that date.

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations.

We have engaged in cryptocurrency mining. Our business is capital intensive, and equity financing has been utilized to finance our working capital requirements and capital expenditures. Our working capital was approximately $171.1 million as of December 31, 2025, as compared to working capital deficit of approximately $8.8 million as of June 30, 2025.

In addition, we completed several equity financings and received net proceeds of $249.8 million during the six months ended December 31, 2025. Of this amount, approximately $230.7 million represented non-cash consideration in the form of SolvBTC received in connection with the issuance of units in October 2025, and approximately $19.1 million was received in cash. Furthermore, we completed a securities purchase financing transaction of $6.0 million in principal amount of convertible notes (resulting in gross proceeds of approximately $5.4 million) in March 2026.

During the six months ended December 31, 2025, while the mining operations represent a potential new revenue stream, the Company incurred a gross margin loss, primarily due to high energy costs, depreciation of mining equipment, and other direct operating costs exceeding the revenue from cryptocurrency production. These results reflect the early-stage and capital-intensive nature of the business, as well as exposure to market volatility and regulatory risks in the digital asset space. If we are unable to generate sufficient cash flow within the normal operating cycle of a twelve-month period to pay for our future payment obligations, we may be required to curtail or cease our operations. Management is trying to alleviate the going concern risk through obtaining additional equity financings to support our working capital. However, there is no assurance that management will be successful in their future plans. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. As described in Note 2 to the unaudited condensed consolidated financial statements, these conditions raise substantial doubt about the Company’s ability to continue as a going concern for at least twelve months from the date these financial statements are issued.

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the Six Months Ended December 31,
	2025	2024

Net cash provided by (used in) operating activities from continuing operations	$2,448,844	$(1,765,940)
Net cash used in investing activity from continuing operations	-	(4,000,000)
Net cash (used in) provided by financing activities from continuing operations	(1,835,279)	5,876,000
Effect of exchange rate changes	-	(23)
Net change in cash and cash equivalents	$613,565	$110,037

Principal demands for liquidity are for working capital and general corporate purposes.

Operating Activities

Net cash provided by operating activities totaled approximately $2.4 million for the six months ended December 31, 2025, which was mainly due to non-cash adjustments to reconcile the net loss to net cash used in operating activities of approximately $5.8 million of depreciation expense, approximately $0.6 million of stock compensation expense, approximately $25.5 million of finance expense on convertible notes payable, approximately $1.2 million of amortization of debt issuance costs, approximately $55.8 million of impairment of cryptocurrency, and approximately $8.6 million of impairment loss of long-lived assets, offset by a net loss from continuing operations of approximately $97.1 million. Net cash from changes in operating assets and liabilities resulted in a net cash inflow, which consists of the decrease of accounts receivable of approximately $1.4 million as we received cryptocurrency mining revenue earned in prior period, the decrease of prepayments of approximately $1,000, and the increase of other payables and accrued liabilities of approximately $0.5 million.

Net cash used in operating activities totaled approximately $1.8 million for the six months ended December 31, 2024, which was mainly due to a net loss from continuing operations of approximately $22.8 million offset by non-cash adjustments to reconcile the net loss to net cash used in operating activities of approximately $2.0 million of amortization of debt issuance costs, approximately $1.7 million of stock compensation expense, approximately $0.6 million of accrued interest income, and approximately $0.3 million of finance expense on convertible notes payable. Net cash from changes in operating assets and liabilities resulted in a net cash outflow, which consisted of the decrease of other payables and accrued liabilities of approximately $0.1 million, partially offset by the decrease of prepayments of approximately $10,000.

Investing Activities

There were no investing activities for the six months ended December 31, 2025.

Net cash used in investing activity totaled approximately $4.0 million for the six months ended December 31, 2024, which was due to the $4.0 million loan to a third party.

Financing Activities

Net cash used financing activities totaled approximately $1.8 million for the six months ended December 31, 2025, which was due to the repayment of long-term loan of approximately $18.9 million, the repayment of a convertible note of approximately $1.9 million, and the payments on offering costs for issuance of units of approximately $0.2 million, offset by proceeds from issuance of ordinary shares and pre-funded warrants, net of offering costs, of approximately $13.8 million and proceeds from issuance of ordinary shares, net of offering costs, of approximately $5.3 million.

Net cash provided by financing activities totaled approximately $5.9 million for the six months ended December 31, 2024, which was due to the proceeds from convertible notes, net of debt issuance cost, of approximately $7.0 million, offset by the payment of a convertible note of approximately $1.1 million.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

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